Exhibit 99.1

News Release

BROOKFIELD ASSET MANAGEMENT AND BROOKFIELD INFRASTRUCTURE

PARTNERS COMPLETES RECAPITALIZATION OF

BABCOCK & BROWN INFRASTRUCTURE

Toronto, Canada, and Hamilton, Bermuda, November 20, 2009 – Brookfield Asset Management Inc. (NYSE/TSX/Euronext: BAM) and Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN) (“Brookfield Infrastructure”1 together with Brookfield Asset Management Inc., “Brookfield”) today announced the completion of the recapitalization of Babcock & Brown Infrastructure (ASX: BBI) (“BBI”). Concurrently with the closing, BBI was renamed Prime Infrastructure.

In total, Brookfield invested $1.1 billion in the recapitalization of BBI. Brookfield’s newly acquired portfolio of infrastructure assets is diversified across asset classes, geographies and regulatory regimes. As a result of the recapitalization, Prime Infrastructure has a strong balance sheet. Its proportional debt leverage decreased from 98% to approximately 68%, and it has over A$400 million of liquidity including a newly-established three-year A$300 million corporate credit facility.

Brookfield Infrastructure invested approximately $940 million of the total Brookfield investment to acquire a 40% interest in Prime Infrastructure and 60% of two direct investments acquired from BBI. The first investment is a 100% interest in UK-based PD Ports, a “landlord” port which is the third-largest by tonnage in the UK. The second investment is a 49.9% economic interest in Australia-based Dalrymple Bay Coal Terminal (“DBCT”), the largest coal export terminal in the world. Brookfield Asset Management and other co-investors have acquired the remaining 40% interest in the two direct investments. Brookfield Infrastructure may sell down up to 10% of its interest in the two direct investments to co-investors.

With the completion of the transaction, Brookfield Infrastructure’s utility segment will be comprised of premier assets such as Transelec, Natural Gas Pipeline Company of America, Powerco, International Energy Group, Ontario Transmission and Tasmania Gas Network. Its transportation portfolio will be comprised of high quality businesses such as DBCT, WestNet Rail, PD Ports and Euroports. Finally, with Longview and Island Timberlands, the portfolio will also include some of the highest quality timberlands in North America. Going forward, Brookfield Infrastructure will be able to grow from a very solid foundation, with in-place cash flow supported by regulated and contractual frameworks that will account for over 70% of its net operating income.

[1]	References to “Brookfield Infrastructure” are to Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P. and/or its subsidiaries as the context requires.

“This is a transformational transaction for Brookfield’s infrastructure platform, enhancing our position as a leading global infrastructure asset manager and adding approximately US$8 billion of assets under management,” said Sam Pollock, Senior Managing Partner and CEO of Brookfield’s Infrastructure Group. “We now own a portfolio of premier assets, diversified across our utilities, transportation and timber sectors. In addition, largely because of the contractual and regulated nature of their revenues, these assets will generate resilient cash flow streams with attractive growth potential due to our ability to invest in our franchises at attractive returns in support of our customers’ growth initiatives.”

Brookfield Asset Management has also agreed to provide management services for a fee to both Australian Energy Transmission and Distribution (“AET&D”) and Cross Sound Cable (“CSC”), two assets along with their associated indebtedness that were separated from the assets of the former BBI.

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Brookfield Asset Management Inc. (TSX/NYSE: BAM, Euronext: BAMA) is focused on property, renewable power and infrastructure assets and has over US$90 billion of assets under management. The company’s common shares are listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively, and on Euronext under the symbol BAMA. For more information, visit www.brookfield.com.

Brookfield Infrastructure Partners L.P. (TSX/NYSE: BIP), was established by Brookfield Asset Management Inc. to own and operate certain infrastructure assets on a global basis. Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transportation and timber assets in North and South America, Australasia, Europe and China. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. Brookfield Infrastructure’s units trade on the New York and Toronto stock exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

Prime Infrastructure (ASX: BBI) is a specialist infrastructure entity which provides investors access to a diversified portfolio of quality infrastructure assets. Prime Infrastructure’s investment strategy focuses on owning, managing and operating quality infrastructure assets in Australia and internationally. For further information please visit the company’s website at www.bbinfrastructure.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “grow”, “expect”, “potential”, “stable”, “tend”, “seeks”, derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements in this news release include statements in regards to Brookfield Infrastructure’s intention to seek co-investors in the direct investments, Brookfield Infrastructure’s ability to generate resilient cash flow streams, the future prospects of the assets that Brookfield Infrastructure operates and Brookfield Infrastructure’s plans for growth through acquisitions. Although Brookfield and Brookfield Infrastructure believe that the anticipated future results, performance or achievements expressed or implied of such assets by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

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Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which Brookfield, Brookfield Infrastructure and Prime Infrastructure each do business; the behaviour of financial markets, the fact that success of Brookfield Infrastructure and Prime Infrastructure is dependent on market demand for an infrastructure company, the availability of equity and debt financing, the ability to complete acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, other risks and factors detailed from time to time in Brookfield’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by Brookfield with the securities regulators in Canada and the United States including Brookfield’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks” and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in the Partnership’s most recent Annual Report on Form 20-F and other risks and factors that are described therein, and we caution that the foregoing factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Brookfield or Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, neither Brookfield nor Brookfield Infrastructure undertakes any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

For more information, please visit our web sites at www.brookfield.com and www.brookfieldinfrastructure.com or contact:

Brookfield Asset Management

Investor Relations

Katherine Vyse

SVP, Investor Relations and Communications

Tel.: (416) 369-8246

kvyse@brookfield.com

Media Relations

Denis Couture

SVP, Corporate and International Affairs

Tel.: (416) 956-5189

dcouture@brookfield.com

Brookfield Infrastructure Partners L.P. Investor Relations Michael Botha SVP, Finance Brookfield Asset Management Tel.: (416) 359-7871 mbotha@brookfield.com

Media Relations - Australia

Kerrie Muskens

Head of Marketing and Communications

Tel.: +61 2 9256 5753 or +61 410 535250

kerrie.muskens@brookfieldmultiplex.com

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